November 22, 2024	Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Shalini Shah and Benjamin Meeks

Re:	Nissan Auto Leasing LLC II

Nissan-Infiniti LT LLC

Registration Statement on Form SF-3

File Nos. 333-282606 and 333-282606-01

Dear Mr. Meeks and Ms. Shah:

On behalf of Nissan Auto Leasing LLC II (the “Depositor”), and in response to the letter (the “Comment Letter”) dated November 21, 2024 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) on Form SF-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 2 that has been marked to show the changes from the Registration Statement as filed on November 12, as well as a clean copy of Amendment No. 2.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 2. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the depositor under Regulation AB.

Amendment No. 1 to Registration Statement on Form SF-3

Part II—Information Not Required in Prospectus

Item 14. Exhibits, page II-3

1.

Please revise the footnote notations for Exhibits 10.7 and 36.1 to indicate that these exhibits were previously filed, and include hyperlinks to the previously filed exhibits as required by Item 601(a)(2) of Regulation S-K.

Response

We have revised the footnote notations for Exhibits 10.7 and 36.1 to indicate that the exhibits were previously filed, and included hyperlinks to the previously filed exhibits as required by Item 601(a)(2) of Regulation S-K.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Lindsay O’Neil, at (312) 701-8933, or the Depositor’s in-house counsel, Angela Vogeli, at (629) 273-2551. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Angela Vogeli

Lindsay M. O’Neil